Exhibit 1.1

WISeKey Increases Investment on its NFT Platform by Accessing the Remainder of its $44 Million Convertible Notes Subscription Agreements Signed middle of the Year

Zug, Switzerland – September 24, 2021 – WISeKey International Holding Ltd (“WISeKey” or “Company”) (SIX: WIHN, NASDAQ: WKEY), a leading global cybersecurity, AI and IoT company, announced today that it has signed an amendment to its existing Convertible Notes Subscription Agreements (“Agreements”) with global institutional investors (the “Investors”). to enable it to invest further in the development of its WISe.Art NFT platform and the TrusteCoin token as demand for its Trusted NFT solution increases.

In June 2021, following the signing of the Agreements, WISeKey issued an initial convertible note in the aggregate principal amount of $22 million for subscription by the Investors; this amendment to the Agreements provides WISeKey with early access to the remainder of its $44 million convertible notes through the creation of four Accelerated Tranches, each of between $2,000,000 and $5,500,000. The additional funding of up to $22 million, will enable WISeKey to gradually unlock increased financing to further its investment in the recently announced WISe.ART NFT platform and TrusteCoin.

Carlos Moreira, Founder and CEO of WISeKey said, “Due to the unprecedented increased demand for our secure WISe.Art platform and our TrusteCoin tokens, we have worked with our Investors to unlock this additional funding at an earlier point in time than was originally anticipated. This additional financing will enable us to continue the commercialization of the WISe.Art Platform and TrusteCoin.IO via a special vehicle company created by WISeKey in Zoug with the name TrusteCoin AG. The market demand for NFTs surged to new highs in the second quarter of 2021, totaling to $2.5 billion year-to-date, up from just $13.7 million in the first half of 2020, marketplace data showed. WISeKey is uniquely position as early player in this emerging NFT and it is well positioned to obtain a sizeable market share.”

An NFT is a crypto asset, representing an intangible digital item such as an image, video, or in-game item. Owners of NFTs are recorded on blockchain, allowing an NFT to be traded as a stand-in for the digital asset it represents.

Terms of the amended Agreements

Under the terms of the amended Agreements, WISeKey has accelerated its ability to access the four additional tranches through the creation of four Accelerated Tranches, each of between $2,000,000 and $5,500,000, as determined by WISeKey and the Investors. The conversion price for the Accelerated Tranches is equal to the lower of a fixed conversion price as determined in the agreement and 90% of the lowest daily VWAPs of one Class B Share, as applicable, during the ten (10) consecutive trading day preceding the relevant conversion date, and the Investors have the option to convert the full amount of each Accelerated Tranche at any time. All other conditions of the existing Convertible Notes Subscription Agreements remain unchanged.

As part of the use of funds on the first tranche of the convertible agreement of $22 Million WISeKey invested an additional of $3.3  million cash into the arago operations, bringing our total investment to $11.7 million (since the initial investment made in late 2020).

Maxim Group LLC acted as the sole adviser on the amendment and placement agent.

About the Investors:

The Investors have offices around the world with clients including endowment funds, financial planning groups, high net worth retail investors, and family offices. They have a global mandate to invest in high-conviction technology companies.

About WISeKey:

WISeKey (NASDAQ: WKEY; SIX Swiss Exchange: WIHN) is a leading global cybersecurity company currently deploying large scale digital identity ecosystems for people and objects using Blockchain, AI and IoT respecting the Human as the Fulcrum of the Internet. WISeKey microprocessors secure the pervasive computing shaping today’s Internet of Everything. WISeKey IoT has an install base of over 1.6 billion microchips in virtually all IoT sectors (connected cars, smart cities, drones, agricultural sensors, anti-counterfeiting, smart lighting, servers, computers, mobile phones, crypto tokens etc.).  WISeKey is uniquely positioned to be at the edge of IoT as our semiconductors produce a huge amount of Big Data that, when analyzed with Artificial Intelligence (AI), can help industrial applications to predict the failure of their equipment before it happens.

Our technology is Trusted by the OISTE/WISeKey’s Swiss based cryptographic Root of Trust (“RoT”) provides secure authentication and identification, in both physical and virtual environments, for the Internet of Things, Blockchain and Artificial Intelligence. The WISeKey RoT serves as a common trust anchor to ensure the integrity of online transactions among objects and between objects and people. For more information, visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Disclaimer:
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FInSa’s predecessor legislation or advertising within the meaning of the FInSA, or within the meaning of any other securities regulation. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.

The securities offered will not be, and have not been, registered under the United States of America Securities Act of 1933, as amended, and may not be offered or sold in the United States of America, absent registration or an applicable exemption from the registration requirements of said Act.